Exhibit 22.1
List of Issuers of Guaranteed Securities

As of June 30, 2021, the following subsidiary was the issuer of the 2.125% Senior Notes due 2030 guaranteed by Rexford Industrial Realty, Inc.

Name of Subsidiary	Jurisdiction of Organization
Rexford Industrial Realty, L.P.	Maryland